May 29, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:    Jennifer Monick and
Wilson K. Lee

Re:	iStar Inc.
Form 10-K for the fiscal year ended December 31, 2018
Filed February 26, 2019
File No. 0001‑15371
Dear Ms. Monick and Mr. Lee:
On behalf of iStar Inc. (the “Company” or “we”), set forth below is the response of the Company to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated May 22, 2019 (the "May 22 Letter"), with respect to the Company's Annual Report on Form 10-K for the year ended December 31, 2018 (the "10-K"). For the convenience of the Staff, the comment from the May 22 Letter is stated in italics prior to the Company’s responses to such comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2018
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Adjusted Income, page 46

1.
We have considered your response to comment one. Given that your adjustment relates to gains on prior year transactions, we continue to be unclear how adjusting for such gains provides an accurate reflection of your 2018 operating performance. Please advise or revise future filings accordingly.

Response

The Company considers gains and losses on sales of assets to be part of its operating performance and includes them in its Adjusted Income metric. The $75.9 million of gains first included in 2018's Adjusted Income are actual economic gains that the Company earned but could not show in earnings under GAAP in effect prior to the adoption of ASU 2017-05. ASU 2017-05 permitted us to reflect the prior period gains in retained earnings as an increase to book equity as of January 1, 2018. The Company determined that it was appropriate and fair to reflect these actual economic gains in Adjusted Income at the same date, as opposed to never reflecting them in Adjusted Income. The Company acknowledges that the underlying transactions that generated the gains occurred prior to 2018, and the Company included disclosure to that effect at the time. The Company believes it would be potentially confusing at this time to change its calculation of 2018 Adjusted Income and, in light of the Company's prior disclosure, we do not believe that there would be a material benefit to investors from doing so. The Company instead proposes to expand its disclosure in future filings regarding the timing of the transactions that resulted in the applicable gains as follows (changes to our disclosure are underlined and italicized):

In addition to net income (loss) prepared in conformity with generally accepted accounting principles in the United States of America ("GAAP"), we use Adjusted Income, a non-GAAP financial measure that reflects adjustments to net income, as a supplemental measure of our operating performance. While we generally make adjustments that reflect activity in the period in which it occurs, as we previously disclosed, our Adjusted Income in 2018 included the impact of our adoption of ASU 2017-05, Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets ("ASU 2017-05") on January 1, 2018, which allowed us to recognize certain gains attributable to transactions that occurred prior to 2018. Under GAAP in effect prior to January 1, 2018, we could only recognize gains attributable to the interests of third

1114 Avenue of the Americas
New York, NY 10036
T 212 930 9400
www.istar.com

parties in ventures to which we sold or contributed properties, including the sale of our Ground Lease business to SAFE in April 2017. We could not step up the carrying value of our retained interests in the ventures or SAFE to reflect the same values. This changed with our adoption of ASU 2017-05, which allowed us to record an increase of approximately $75.9 million in our retained earnings on January 1, 2018, reflecting the aggregate fair value step up on our retained interests in the ventures and SAFE for transactions occurring prior to that date. We included this amount in Adjusted Income in 2018, when it first became a recognizable amount under GAAP, although the underlying transactions that generated the gains occurred prior to 2018. In all other respects, Adjusted Income reflects activity in the period in which it occurred.

Adjusted income is calculated as net income (loss) allocable to common shareholders, prior to the effect of depreciation and amortization, provision for (recovery of) loan losses, impairment of assets, stock-based compensation expense, the imputed non-cash interest expense recognized for the conversion feature of our senior convertible notes, the non-cash portion of gain (loss) on early extinguishment of debt and is adjusted for the effect of gains or losses on charge-offs and dispositions on carrying value gross of loan loss reserves and impairments.  It reflects current period activity, except as noted above.  Adjusted Income should be examined in conjunction with net income (loss) as shown in our consolidated statements of operations. Adjusted Income should not be considered as an alternative to net income (loss) (determined in accordance with GAAP), or to cash flows from operating activities (determined in accordance with GAAP), as a measure of our liquidity, nor is Adjusted Income indicative of funds available to fund our cash needs or available for distribution to shareholders. Rather, Adjusted Income is an additional measure we use to analyze our business performance because it excludes the effects of certain non-cash charges that we believe are not necessarily indicative of our operating performance while including the effect of gains or losses on investments when realized. It should be noted that our manner of calculating Adjusted Income may differ from the calculations of similarly-titled measures by other companies.

*    *    *    *    *

We trust we have been responsive to the Staff's comment. If you have any questions, please do not hesitate to contact me at 212-930-9447.
Very truly yours,
/s/ Garett Rosenblum
Chief Accounting Officer

cc:    Kevin Richards, Deloitte & Touche LLP
Kathleen L. Werner, Clifford Chance US LLP

2